                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                              INCSTAR CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                    453370 10 8
                                (CUSIP Number)

                            SORIN BIOMEDICA S.P.A.
                                Via Crescentino
                           13040 Saluggia (vc) ITALY

                 Attention:  Ezio Garibaldi 011-39-161-487-311
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              - with copies to -

                            Frederic M. Tudor, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                                        TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                          JANUARY 23, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

The Exhibit Index is located on page 9 of this filing.

      CUSIP No. 453370 10 8                     13D                     					Page 2 of 9 Pages
1	      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SNIA BPD S.p.A.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  						(a) <check box>
                                                                   						(b) <square>
3             SEC USE ONLY

4             SOURCE OF FUNDS*

              WC/OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
              2(e)                                                                                              <square>


6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Italy

            NUMBER OF           7           SOLE VOTING POWER
             SHARES                           -0-
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8           SHARED VOTING POWER
                                              8,507,707

                                 9           SOLE DISPOSITIVE POWER
                                              -0-

                                 10          SHARED DISPOSITIVE POWER
                                              8,507,707

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON}

              9,238,427

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              56.0%

14           TYPE OF REPORTING PERSON*

              CO

SEC 1746(6-60)	*SEE INSTRUCTIONS BEFORE FILLING OUT!

      CUSIP No. 453370 10 8                     13D                     					 Page 3 of 9 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON}

             SORIN BIOMEDICA S.p.A.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  						      (a) <check box>
                                                                   						   (b) <square>
3            SEC USE ONLY

4            SOURCE OF FUNDS*

              WC/OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
              2(e)
														<square>
6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Italy

            NUMBER OF           7           SOLE VOTING POWER
             SHARES                           -0-
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8           SHARED VOTING POWER
                                              8,507,707

                                 9           SOLE DISPOSITIVE POWER
                                              -0-

                                 10          SHARED DISPOSITIVE POWER
                                              8,507,707


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,238,427

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              56.0%

14           TYPE OF REPORTING PERSON*

              CO

SEC 1746(6-60)	*SEE INSTRUCTIONS BEFORE FILLING OUT!

      CUSIP No. 453370 10 8                     13D                     					Page 4 of 9 Pages
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BIOFIN HOLDING INTERNATIONAL B.V.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  						(a) <check box>
                                                                   						(b) <square>
3            SEC USE ONLY

4            SOURCE OF FUNDS*

              WC/OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
             2(e)
														<square>
6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Netherlands

            NUMBER OF           7           SOLE VOTING POWER
             SHARES                           -0-
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8           SHARED VOTING POWER
                                              8,507,707

                                 9           SOLE DISPOSITIVE POWER
                                              -0-

                                 10          SHARED DISPOSITIVE POWER
                                              8,507,707


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,238,427

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.0%

14           TYPE OF REPORTING PERSON*

             CO

{SEC 1746(6-60)	*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                Amendment No. 7

      This Amendment is filed on behalf of Sorin Biomedica S.p.A., an Italian corporation and its affiliates and amends and supplements the initial Schedule 13D filed June 30, 1989, as amended by Amendment No. 1 filed August 3, 1989, Amendment No. 2 filed August 4, 1989, Amendment No. 3 filed December 26, 1989, Amendment No. 4 filed October 10, 1990, Amendment No. 5 filed June 18, 1991, and Amendment No. 6 filed March 17, 1993.


Item 2.	IDENTITY AND BACKGROUND

      The prior Item 2 information is supplemented as follows:

      As indicated in this Schedule 13D, as previously amended, Biofin Holding International B.V. ("BIOFIN"), a Netherlands holding company, became the record holder of the Bioengineering Subsector's shares of Company Common Stock and was internally realigned to become a direct subsidiary of Sorin Biomedica S.p.A. ("SORIN"), an Italian corporation which was an operating company, instead of a direct subsidiary of Bioengineering International B.V. (now known as Nyltech N.V.) ("BEI"), a Netherlands corporation which was a holding company. In connection with this realignment, BEI was later moved out of the Bioengineering Subsector.


Item 4.	PURPOSE OF THE TRANSACTION

      The prior Item 4 information is supplemented as follows:

      This Schedule 13D, as previously amended, stated that the Bioengineering Subsector's purpose for its investment in INCSTAR Corporation (the "Company"), a Minnesota corporation, is to create and develop a majority-owned investment in a United States based company which has operations in a field related to the Bioengineering Subsector's biological products business. It further stated that the Bioengineering Subsector intends, subject to a continuing review of
(i) the Company's business prospects; (ii) general economic conditions; and
(iii) other relevant factors and consistent with its existing contractual obligations regarding the Company; to take any or all such action as it may deem appropriate to maintain its investment and majority ownership interest in the Company.

      Based upon its review of such factors, including its long-term business plan and the competitive status of the immunodiagnostics industry generally, the Bioengineering Subsector has reevaluated its desire to remain in the immunodiagnostics business, including its desire to maintain its investment in the Company, and has decided to divest its in vitro and its in vivo immuno-diagnostics business.

      Today the Company announced in a press release that it signed a Memorandum of Understanding dated January 23, 1997 (the "Company Memorandum of Understanding") with American Standard Inc. ("ASI") which contemplates a one-step merger by a subsidiary of ASI with the Company pursuant to which each issued and outstanding share of Company Common Stock would be exchanged for $6.32 in cash. A copy of this press release is attached hereto as EXHIBIT 1 and incorporated herein by reference. The potential merger is subject to the negotiation and execution of definitive documentation as well as customary conditions, including consents and regulatory approvals.

      In addition, Sorin and ASI have signed a Memorandum of Understanding dated January 23, 1997 (the "Sorin Memorandum of Understanding") which contemplates the sale of Sorin's in-vitro diagnostics business to a subsidiary of ASI. This business is headquartered in Saluggia, Italy and the principal markets for its products are in western Europe and the United States. The potential sale is subject to the negotiation and execution of definitive documentation as well as customary conditions, including consents and regulatory approvals.

      Each Memorandum of Understanding contemplates that definitive documentation will contain a condition requiring the simultaneous closing of the transaction described in the other Memorandum of Understanding. In the event that the transactions contemplated by the Company Memorandum of Understanding and the Sorin Memorandum of Understanding are consummated, the Bioengineering Subsector would expect to receive approximately $175 million in the aggregate.

      If, for any reason, the contemplated transactions are not consummated, the Bioengineering Subsector intends to review its position and take any action it deems appropriate at that time.


Item 7.MATERIAL TO BE FILED AS EXHIBITS

      The following is deemed to be filed as an exhibit to this Amendment:

      Exhibit 1   Press Release dated January 24, 1997, issued by the Company

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SNIA BPD S.p.A.


Dated: January 24, 1997            By:/s/ CARLO VANOLI
				       ------------------------
                                       Carlo Vanoli, Authorized
                                       Representative


                                    SORIN BIOMEDICA S.p.A.


Dated: January 24, 1997            By:/s/ EZIO GARIBALDI
				       --------------------------
                                       Ezio Garibaldi, Authorized
                                       Representative


                                    BIOFIN HOLDING INTERNATIONAL B.V.


Dated: January 24, 1997            By:/s/ EZIO GARIBALDI
				       --------------------------
                                       Ezio Garibaldi, Authorized
                                       Representative

                                 EXHIBIT INDEX

EXHIBIT NO.                                                       PAGE

    1.      Press Release dated January 24, 1997,                   9
                  issued by the Company

                                   EXHIBIT 1


FOR IMMEDIATE RELEASE


                         INCSTAR CORPORATION ANNOUNCES
               MEMORANDUM OF UNDERSTANDING REGARDING CASH MERGER


            MINNEAPOLIS, MINNESOTA (January 24, 1997) --- INCSTAR Corporation (NASDAQ:ISTR) today announced that it had signed a memorandum of understanding with American Standard Inc., a subsidiary of American Standard Companies Inc. (NYSE:ASD), which contemplates a one-step cash merger by a subsidiary of American Standard with INCSTAR pursuant to which each INCSTAR common share would be converted into the right to receive $6.32 in cash, and INCSTAR would become a wholly-owned subsidiary of American Standard. Under the merger proposal, INCSTAR would become a part of a newly formed Medical Systems Group within American Standard. The memorandum of understanding has been approved by a Special Committee of independent INCSTAR directors (comprised of D. Ross Hamilton, George H. Dixon and Michael W. Steffes, M.D., Ph.D.) and the boards of directors of INCSTAR and American Standard. The Special Committee has been assisted by its financial advisor, Cowen & Company, in evaluating and negotiating the proposed merger. The proposed merger is subject to negotiation and execution of mutually satisfactory definitive documentation, receipt by the Special Committee and the Board of Directors of INCSTAR of a fairness opinion from Cowen & Company, approval of the definitive merger agreement by the Special Committee and the boards of directors of INCSTAR and American Standard, approval of the merger by holders of a majority of the issued and outstanding shares of INCSTAR common stock, and receipt of all required regulatory approvals and material third party consents.

            INCSTAR also announced that Sorin Biomedica S.p.A., the majority shareholder of INCSTAR, has informed INCSTAR that Sorin has entered into a memorandum of understanding with American Standard regarding the proposed sale of Sorin's European Diagnostic Division to American Standard. The Memorandum of Understanding between American Standard and INCSTAR contemplates that the simultaneous closing of the Sorin sale of its European Diagnostic Division will be a condition to the proposed merger.

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            INCSTAR CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                453370 10 8
                              (CUSIP Number)


                       Bioengineering International
                                   B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland

                          Attention:  Ennio Denti
                                  011-39-161-487418
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           33 Washington Street
                         Newark, New Jersey  07102
                              (201) 643-3232

                             JUNE 22, 1989
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <check box>.

The Exhibit Index required by Rule O-3(c) is located on page 7 of this filing.


      CUSIP NO. 453370 10 8                            13D                       				PAGE 2 OF 30 PAGES

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<square>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														    <square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES          7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                300,000
         WITH

                           8          SHARED VOTING POWER

                           9          SOLE DISPOSITIVE POWER

                                      300,000

                           10         SHARED DISPOSITIVE POWER



       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 300,000

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.7%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

        This statement is filed on behalf of Bioengineering International B.V. ("BEI"), a Netherlands corporation.

Item 1.  Security and Issuer.

        This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of INCSTAR Corporation, a Minnesota corporation
("INCSTAR"). The principal executive offices of INCSTAR are located at 1951 Northwestern Avenue, Stillwater, Minnesota 55082.

Item 2.  Identity and Background.

        BEI, a Netherlands corporation with principal offices located at St. Pietershalsteeg 5, 1012 GL Amsterdam, Holland, is a holding company of various subsidiaries are located in the European Economic Community, Switzerland, Brazil, Argentina and the United States. The BEI group distributes primarily immunodiagnostics and radio pharmaceutical products, pacemakers, cardiac valves and oxygenators and hymodialysis products worldwide. During the last five years, BEI has not been convicted of any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which has found any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        In the event BEI were to exercise its option for 300,000 shares of Common Stock, the source of funds for this acquisition (the "Acquisition") would be cash on hand. The acquisition price would be $10.00 per share or $3,000,000.

Item 4.  Purpose of Transaction.

        BEI's purpose is to create and develop a majority-owned investment in a United States based company which has operations in fields related to its biological products business. To effectuate that purpose in October 1986, BEI acquired the majority ownership of Clinical Sciences Inc. ("Clinical"), a NASDAQ listed, New Jersey based manufacturer of immunodiagnostic test kits. To ensure the growth of its investment, BEI, Clinical and INCSTAR entered into an Agreement in Principle dated June 22, 1989 incorporated herein as Exhibit 1 (the "Agreement in Principle"), pursuant to which BEI, Clinical and INCSTAR would enter into a business combination as described in a Press Release dated June 22, 1989, incorporated herein as Exhibit A to the Agreement in Principle.
   Additionally, BEI and INCSTAR entered into a Stock Option and Expense Reimbursement Agreement (the "Stock Option and Expense Reimbursement Agreement") dated as of June 22, 1989, incorporated herein as Exhibit B to the Agreement in Principle.

   Except as set forth above and as required, necessary or useful to consummate the transactions described in the Agreement in Principle and exhibits thereto, BEI has no other present plans or proposals which would relate to or result in:

        (a) The acquisition by any person of additional securities of INCSTAR, or the disposition of securities of INCSTAR;

        (b) An extraordinary corporate transaction involving INCSTAR or any of its subsidiaries;

        (c) A sale of transfer of a material amount of assets of INCSTAR or any of its subsidiaries;

        (d) Any change in the present board of directors or management of INCSTAR except that if the transactions described in the Agreement in Principle are consummated, BEI would expect to elect its representatives to constitute a majority of an expanded Board of Directors;

        (e) Any material change in the present capitalization or dividend policy of INCSTAR;

        (f) Any other material change in INCSTAR's business or corporate structure;

        (g) Changes in INCSTAR's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of INCSTAR by any person other than BEI;

        (h) Causing a class of securities of INCSTAR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of INCSTAR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)  Any action similar to any of those enumerated above.

        BEI retains the right, subject to a continuing review of INCSTAR's business prospects, economic conditions and other relevant factors, to take any or all such action as it may deem appropriate to protect its investment in INCSTAR or for any other reason.

Item 5.  Interest in Securities of the Issuer.
        BEI is the owner of an option to acquire an aggregate of 300,000 shares of INCSTAR Common Stock and as this option could become exercisable within 45 days under certain circumstances from June 22, 1989, BEI is deemed to be the beneficial owner of such shares. BEI will have sole voting and disposition power with respect to all shares acquired through the exercise of such option. BEI has not effected any transactions in the INCSTAR Common Stock except for the Acquisition.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Prior to entering into the Stock Option and Expense Reimbursement Agreement, BEI entered into a standstill arrangement among itself, INCSTAR, Clinical and Sorin Biomedia S.p.A., an Italian corporation ("Sorin"). A copy of the letter agreement setting forth that previous arrangement is set forth as Exhibit 2.

Item 7.   Material to be filed as Exhibits.

        The following are filed as exhibits to this statement:

        1. Agreement in Principle dated as of June 22, 1989 by and among BEI, Clinical and INCSTAR, including:

             Exhibit A - Press Release dated June 22, 1989; and

             Exhibit B - Stock Option and Expense Reimbursement
                       Agreement dated as of June 22, 1989
                       between BEI and INCSTAR.

        2. Standstill Agreement dated March 24, 1989 by and among BEI, INCSTAR, Clinical and Sorin.

                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June  29 , 1989     BIOENGINEERING INTERNATIONAL B.V.



                            By: /S/ ENNIO DENTI
			       ---------------------------
                               Dr. Ennio Denti, Authorized
                               Representative

                           EXHIBIT INDEX

EXHIBIT NO.                                                  	PAGE

             1.   Agreement in Principle dated as of            8
                  June 22, 1989 by and among BEI, Clinical and
                  INCSTAR, including:

                  Exhibit A - Press Release dated              	12
                              June 22, 1989; and

                  Exhibit B - Stock Option and Expense         	16
                            Reimbursement Agreement dated
                            as of June 22, 1989 by and
                            between BEI and INCSTAR.

             2.   Standstill Agreement dated                   	27
                  March 24, 1989 by and among BEI, INCSTAR,
		  Clinical, and Sorin.

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                          CLINICAL SCIENCES INC.
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                 187265 103
                              (CUSIP Number)


                     Bioengineering International B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland
                        Attention:  Dr. Ennio Denti
                                011-39-161-487418
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           33 Washington Street
                         Newark, New Jersey  07102
                              (201) 643-3232

                             JUNE 22, 1989
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

The Exhibit Index required by Rule 0-3(c) is located on page 7 of this filing.


     CUSIP NO. 187265 103                             13D                           				PAGE 2 OF 26 PAGES

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (A)<square>
                                                                                                                (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES            7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	4,205,000
         WITH

                             8       	SHARED VOTING POWER

                             9       	SOLE DISPOSITIVE POWER

                                     	4,205,000

                             10       	SHARED DISPOSITIVE POWER


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,205,000

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 53.4

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
                               Amendment No. 1

   This Amendment No. 1 is filed on behalf of Bioengineering International B.V., a Netherlands corporation ("BEI"). This Amendment No. 1 amends and supplements the Schedule 13D filed on November 7, 1986 by BEI (the "1986 Statement").

Item 1.  Security and Issuer.

   No change.

Item 2.  Identity and Background.

   The address of BEI has changed to the following:

   Bioengineering International B.V.
   St. Pietershalsteeg 5
   1012 GL Amsterdam, Holland.

Item 3.  Source and Amount of Funds or Other Consideration.

   No change.

Item 4.  Purpose of Transaction.

   The prior Item 4 is replaced in its entirety with the following:

   BEI's purpose in acquiring shares of Clinical Common Stock is to create and develop an investment in a United States based company which has operations in fields related to its biological products business. To ensure the growth of its investment, BEI, Clinical and INCSTAR Corporation, a Minnesota corporation ("INCSTAR") entered into an Agreement in Principle dated June 22, 1989 incorporated herein as Exhibit 1, (the "Agreement in Principle") pursuant to which BEI, Clinical and INCSTAR would enter into a business combination as described in a Press Release dated June 22, 1989, incorporated herein as Exhibit A to the Agreement in Principle.

   Additionally, BEI and INCSTAR entered into a Stock Option and Expense Reimbursement Agreement dated as of June 22, 1989, incorporated herein as Exhibit B to the Agreement in Principle.

   Except as set forth above and as required, necessary or useful to consummate the transactions described in the Agreement in Principle and exhibits thereto, BEI has no present plans or proposals which would relate to or result in:

        (a) The acquisition by any person of additional securities of Clinical, or the disposition of securities of Clinical, other than pursuant to the Common Stock purchase warrant described in Item 5 of the 1986 Statement;

        (b) An extraordinary corporate transaction involving Clinical or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Clinical or any of its subsidiaries;

        (d) Any change in the present board of directors or management of Clinical;

        (e) Any material change in the present capitalization or dividend policy of Clinical;

        (f) Any other material change in Clinical's business or corporate structure;

        (g) Changes in Clinical's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Clinical by any person;

        (h) Causing a class of securities of Clinical to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Clinical becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)  Any action similar to any of those enumerated above.

   BEI retains the right, subject to a continuing review of Clinical's business prospects, economic conditions and other relevant factors, to take any or all such action as it may deem appropriate to protect its investment in Clinical or for any other reason.

Item 5.  Interest in Securities of the Issuer.

   No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   BEI has reached an understanding with the four persons designated by BEI as directors of Clinical that BEI will acquire from such persons a total aggregate of 64,000 shares of Clinical Common Stock represented by options held by such persons if and when such options are exercised.

Item 7.   Material to be filed as Exhibits.

   The following are filed as exhibits to this Amendment No. 1:

   1. Agreement in Principle dated as of June 22, 1989 by and among BEI, Clinical and INCSTAR, including:

        Exhibit A -    Press Release dated June 22, 1989; and

        Exhibit B -    Stock Option and Expense Reimbursement Agreement dated
                       as of June 22, 1989 between BEI and INCSTAR.

                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June  29 , 1989          BIOENGINEERING INTERNATIONAL B.V.



                                 By: /S/     ENNIO DENTI
				    ---------------------------
                                    Dr. Ennio Denti, Authorized
                                    Representative

                                EXHIBIT INDEX


EXHIBIT NO.                                                            PAGE

1.      Agreement in Principle dated as of
        June 22, 1989 by and among BEI,
        Clinical and INCSTAR, including:                                  8

        Exhibit A - Press Release dated
                    June 22, 1989; and                                   12

        Exhibit B - Stock Option and Expense
                    Reimbursement Agreement dated as
                    of June 22, 1989 between BEI and
                    INCSTAR.                                             16

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                          CLINICAL SCIENCES INC.
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                 187265 103
                              (CUSIP Number)


                       Bioengineering International
                                   B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland
                        Attention:  Dr. Ennio Denti
                                011-39-161-487418
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           33 Washington Street
                         Newark, New Jersey  07102
                              (201) 643-3232

                              JULY 24, 1989
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

The Exhibit Index required by Rule 0-3(c) is located on page 8 of this filing.


     CUSIP NO. 187265 103                             13D                           				PAGE 2 OF 244 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<square>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES            7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  4,205,000
         WITH
                             8          SHARED VOTING POWER

                             9          SOLE DISPOSITIVE POWER

                                        4,205,000

                            10          SHARED DISPOSITIVE POWER


        11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,205,000

	12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

        13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 53.4

        14       TYPE OF REPORTING PERSON*

                 CO

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D
                          Amendment No. 2

        This Amendment No. 2 is filed on behalf of Bioengineering
International B.V., a Netherlands corporation ("BEI"). This Amendment No. 2 amends and supplements the Schedule 13D filed on November 7, 1986 by BEI and Amendment No. 1 thereto filed on June 30, 1989 by BEI.

Item 1.  Security and Issuer.

        No material change.

Item 2.  Identity and Background.

        No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

        No material change.

Item 4.  Purpose of Transaction.

   The prior Item 4 is replaced in its entirety with the following:

   BEI's purpose in acquiring shares of Common Stock of Clinical Sciences, Inc., a Delaware corporation ("Clinical") is to create and develop an investment in a United States biological products business. To ensure the growth of its investment, BEI, Clinical and INCSTAR Corporation, a Minnesota corporation ("INCSTAR") entered into a series of agreements dated as of July 24, 1989 setting forth their proposed business combination.

   BEI and INCSTAR entered into a Stock Purchase Agreement dated as of July 24, 1989, incorporated herein as Exhibit 3 (the "Stock Purchase Agreement"), Clinical and INCSTAR entered into the Plan and Agreement of Merger dated as of July 24, 1989, incorporated herein as Exhibit 4 (the "Merger Agreement"), and BEI and INCSTAR entered into Stock Option Agreement dated as of July 24, 1989, incorporated herein as Exhibit 5 (the "Stock Option Agreement"). In addition, upon the closing of the Stock Purchase Agreement and the Merger Agreement, Sorin Biomedica S.p.A., an Italian affiliate of BEI ("Sorin") and INCSTAR would enter into (i) two Distribution Agreements, incorporated herein as Exhibits E and F to the Stock Purchase Agreement and (ii) the Technology Transfer Agreement incorporated herein as Exhibit G to the Stock Purchase Agreement. Such transactions are described in the July 25, 1989 Press Release of BEI, INCSTAR and Clinical, incorporated herein as Exhibit 6.

   The consummation of the above described transactions, other than the transactions contemplated by the Stock Option Agreement, are subject to, among other things, (i) the approval of the transactions contemplated by the merger by the stockholders of both INCSTAR and Clinical; and (ii) the expiration of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder. The Stock Option Agreement becomes exercisable only in the event the Stock Purchase Agreement and the Merger Agreement are terminated.

        BEI intends, subject to a continuing review of Clinical's business prospects as an entity combined with INCSTAR or otherwise, economic conditions and other relevant factors, to take any or all such action as it may deem appropriate to protect and maintain its investment in Clinical.

   Except as set forth above and as required, necessary or useful to consummate the transactions described in the Stock Purchase Agreement, the Merger Agreement and the Stock Option Agreement, and exhibits to each of these documents, BEI has no present plans or proposals which would relate to or result in:

        (a) The acquisition by any person of additional securities of Clinical, or the disposition of securities of Clinical, other than pursuant to the Common Stock purchase warrant described in Item 5 of the Schedule 13D filed by BEI with respect to Clinical on November 7, 1986;

        (b) An extraordinary corporate transaction involving Clinical or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Clinical or any of its subsidiaries;

        (d) Any change in the present board of directors or management of Clinical;

        (e) Any material change in the present capitalization or dividend policy of Clinical;

        (f) Any other material change in Clinical's business or corporate structure;

        (g) Changes in Clinical's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Clinical by any person;

        (h) Causing a class of securities of Clinical to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Clinical becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

        No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No material change.

Item 7.   Material to be filed as Exhibits.

        The following are deemed to be filed as exhibits to this Amendment:

   1. WARRANT between BEI and Clinical [Incorporated by reference to Exhibit B to Stock Purchase Agreement filed as Exhibit 2 to the initial to the initial Schedule 13D filed by BEI on November 7, 1986.]

   2. AGREEMENT IN PRINCIPLE DATED AS OF JUNE 22, 1989 by and among BEI, Clinical and INCSTAR, including the following exhibits:

        Exhibit A  -   Press Release dated June 22, 1989; and

        Exhibit B  -   Stock Option and Expense Reimbursement Agreement
                       dated as of June 22, 1989 between BEI and INCSTAR.
                       [Incorporated by reference to Amendment No. 1 to the
                       Schedule 13D filed on June 30, 1989.]

   3. STOCK PURCHASE AGREEMENT DATED JULY 24, 1989 between BEI and INCSTAR, including the following exhibits:

        Exhibit A - Certificate of Designation;

        Exhibit B - The Warrant

        Exhibit C - Purchase Rights Agreement;

        Exhibit D - Employment Related Arrangements;

        Exhibit E - Distributorship Agreement between Sorin, as manufacturer and INCSTAR as distributor;

        Exhibit F - Distributorship Agreement between INCSTAR as manufacturer and Sorin as distributor; and

        Exhibit G - Technology Transfer Agreement between Sorin is innovator and INCSTAR as recipient.

   4. MERGER AGREEMENT DATED AS OF JULY 24, 1989 between Clinical and INCSTAR, including the following exhibits:

        Exhibit A - Directors of the Surviving Corporation; and

        Exhibit B - Employee Related Arrangements.

   5.   STOCK OPTION AGREEMENT DATED AS OF JULY 24, 1989 between BEI and
        INCSTAR

   6.   PRESS RELEASE DATED JULY 25, 1989.

                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 1989      BIOENGINEERING INTERNATIONAL B.V.



                            By: /S/     ENNIO DENTI
			       ---------------------------
                               Dr. Ennio Denti, Authorized
                               Representative

                           EXHIBIT INDEX


EXHIBIT NO.                                                  PAGE

1.      WARRANT between BEI and Clinical [Incorporated         __
        by reference to Exhibit B to Stock Purchase
        Agreement filed as Exhibit 2 to the initial
        Schedule 13D filed by BEI on November 7, 1986.]

2.      AGREEMENT IN PRINCIPLE DATED AS OF JUNE 22,            __
        1989 by and among BEI, Clinical and INCSTAR, including the following exhibits:

        Exhibit A -    Press Release dated June 22, 1989;      __
                       and

        Exhibit B -    Stock Option and Expense                __
                       Reimbursement Agreement dated as
                       of June 22, 1989 between BEI and
                       INCSTAR.  [Incorporated by
                       reference to Amendment No. 1 to
                       the Schedule 13D filed on June 30,
                       1989.]

3.      STOCK PURCHASE AGREEMENT DATED JULY 24, 1989           10
        between BEI and INCSTAR, including the
        following exhibits:

        Exhibit A - Certificate of Designation;                50

        Exhibit B - The Warrant;                               57

        Exhibit C - Purchase Rights Agreement;                 74

        Exhibit D - Employment Related Arrangements;           86

        Exhibit E - Distributorship Agreement                 102
        between Sorin, as manufacturer and INCSTAR as distributor;

        Exhibit F - Distributorship Agreement between         126
        INCSTAR as manufacturer and Sorin as distributor; and

        Exhibit G - Technology Transfer Agreement             149
        between Sorin as innovator and INCSTAR as recipient.

4.      MERGER AGREEMENT DATED AS OF JULY 24, 1989            169
        between Clinical and INCSTAR, including the following exhibits:

        Exhibit A - Directors of the Surviving                225
        Corporation; and
        Exhibit B - Employee Related Arrangements.            226

5.      STOCK OPTION AGREEMENT DATED AS OF JULY 24,           229
        1989 between BEI and INCSTAR.

6.      PRESS RELEASE DATED JULY 25, 1989.                    239

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                            INCSTAR CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                453370 10 83
                              (CUSIP Number)


                       Bioengineering International
                                   B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland

              ATTENTION:  DR. ENNIO DENTI   011-39-161-487418
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           33 Washington Street
                         Newark, New Jersey  07102
                              (201) 643-3232

                            DECEMBER 13, 1989
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

The Exhibit Index required by Rule 0-3(c) is located on page 10 of this filing.


        CUSIP NO. 453370 10 8                            13D                           				PAGE 2 OF 50 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

	2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<square>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES            7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	7,451,096
         WITH
                             8       	SHARED VOTING POWER

                             9       	SOLE DISPOSITIVE POWER

                                     	7,451,096

                            10       	SHARED DISPOSITIVE POWER


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,181,816

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.61%

       14        TYPE OF REPORTING PERSON*

                 CO

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
                               Amendment No. 3

   This Amendment No. 3 is filed on behalf of Bioengineering International B.V., a Netherlands corporation. This Amendment No. 3 amends and supplements the Schedule 13D filed on June 30, 1989, Amendment No. 1 thereto filed August 3, 1989 and Amendment No. 2 thereto filed August 4, 1989.

Item 1.  Security and Issuer.

   No material change.

Item 2.  Identity and Background.

   The prior Item 2 is replaced in its entirety with the following:

   Bioengineering International B.V., a Netherlands corporation ("BEI") has its principal offices at St. Pietershalsteeg 5, 1012 GL Amsterdam, Holland. BEI is a holding company of various subsidiaries with operations in the medical industry and is a wholly-owned subsidiary of Snia BPD S.p.A., an Italian corporation ("SNIA"). SNIA in turn is controlled by Fiat S.p.A. and is thus a member of the FIAT Group, a world-wide industrial organization.

   BEI's subsidiaries are located in the European Economic Community, Switzerland, Brazil, Argentina and the United States. BEI through its various subsidiaries manufactures and distributes immunodiagnostic and radiopharmaceutical products, pacemakers, cardiac valves and oxygenators and hemodialysis products worldwide. During the last five years, BEI has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which has found any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

   On December 13, 1989 BEI purchased 1,881,235 shares of Class A Convertible Preferred Stock (the "PREFERRED SHARES") of INCSTAR Corporation, a Minnesota corporation ("INCSTAR"), pursuant to the Amended and Restated Stock Purchase Agreement dated as of October 23, 1989, incorporated herewith as Exhibit 1 (the "STOCK PURCHASE AGREEMENT"). The acquisition price was $27,101,070.00 or $14.406 per Preferred Share. Subsequently, BEI converted the Preferred Shares into 3,762,470 shares of Common Stock of INCSTAR. The source of funds for this acquisition was intra-company borrowings from within the Fiat Group. On December 13, 1989, BEI acquired an additional 3,688,626 shares of Common Stock of INCSTAR upon the conversion of 4,205,000 shares of Common Stock of Clinical Sciences Inc., a Delaware corporation ("CLINICAL") held by BEI, pursuant to the Amended and Restated Plan and Agreement of Merger dated as of October 23, 1989, incorporated herein as Exhibit 2 (the "MERGER AGREEMENT"). The closing sale price of the Common Stock of Clinical was $4.00 per share as of June 21, 1989, the last full trading day preceding the first public announcement of the business combination described in Item 4 below.

Item 4.  Purpose of Transaction.

   The prior Item 4 is replaced in its entirety with the following:

   BEI's purpose is to create and develop a majority-owned investment in a United States based company which has operations in fields related to BEI's biological products business. To effectuate that purpose, in October 1986, BEI acquired the majority ownership of Clinical, a NASDAQ listed, New Jersey based manufacturer of immunodiagnostic test kits. To ensure the growth of its investment, BEI, together with Clinical and INCSTAR, entered into an Agreement in Principle on June 22, 1989 relating to their proposed business combination and thereafter entered into a series of definitive agreements dated as of July 24, 1989 setting forth such business combination.

   On September 20, 1989, the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder to which the consummation of the business combination was subject terminated.

   As of October 23, 1989, BEI and INCSTAR entered into the Stock Purchase Agreement, and Clinical and INCSTAR entered into the Merger Agreement. On November 3, 1989, the Securities and Exchange Commission declared effective the Joint Proxy Statement - Prospectus of INCSTAR and Clinical seeking the approval of their respective shareholders of the Merger Agreement and the transactions contemplated thereby (the "JOINT PROXY STATEMENT"). The Merger Agreement was approved by the shareholders of both INCSTAR and Clinical at the respective shareholder meetings of INCSTAR and Clinical held on December 12, 1989. A press release to this effect was issued on December 13, 1989 and is incorporated herein as Exhibit 3.

   On December 13, 1989, the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement were consummated. Upon the consummation of the Stock Purchase Agreement and the Merger Agreement, the Stock Option Agreement between BEI and INCSTAR dated as of July 24, 1989, (the "STOCK OPTION AGREEMENT") expired as did the Standstill Agreement between BEI, INCSTAR, Clinical and Sorin dated March 24, 1989.

   Upon the closing of the Stock Purchase Agreement and the Merger Agreement, Sorin Biomedica S.p.A., an Italian affiliate of BEI ("SORIN") and INCSTAR entered into (i) two Distributorship Agreements, which are incorporated herein as Exhibits 4 and 5, and (ii) the Technology Transfer Agreement, which is incorporated herein as Exhibit 6.

   BEI intends, subject to a continuing review of (i) INCSTAR's business prospects, (ii) general economic conditions and (iii) other relevant factors and consistent with its existing contractual obligations regarding INCSTAR, to take any or all such action as it may deem appropriate to maintain its investment and ownership interest in INCSTAR.

   Except as set forth above, BEI has no present plans or proposals which would relate to or result in:

   (a) The acquisition by any person of additional securities of INCSTAR, or the disposition of securities of INCSTAR;

   (b) An extraordinary corporate transaction involving INCSTAR or any of its subsidiaries;

   (c) A sale of transfer of a material amount of assets of INCSTAR or any of its subsidiaries;

   (d) Any change in the present board of directors or management of INCSTAR other than the election of BEI of its representatives to constitute a majority of an expanded Board of Directors;

   (e) Any material change in the present capitalization or dividend policy of INCSTAR;

   (f)  Any other material change in INCSTAR's business or corporate structure;

   (g) Changes in INCSTAR's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of INCSTAR by any person other than BEI;

   (h) Causing a class of securities of INCSTAR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of INCSTAR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

   The prior Item 5 is replaced in its entirety with the following:

   The Stock Option Agreement dated as of July 24, 1989 between BEI and INCSTAR which, among other things, granted to BEI an option to acquire an aggregate of 600,000 shares of INCSTAR Common Stock expired upon the closing of the Stock Purchase Agreement and the Merger Agreement.
   As a result of the transactions described in Item 4, BEI is at present the record and beneficial owner of an aggregate of 7,451,096 shares of Common Stock of INCSTAR with respect to which it has sole voting and disposition power.

   On December 13, 1989 pursuant to the terms of the Stock Purchase Agreement, INCSTAR issued to BEI a warrant for shares of INCSTAR Common Stock, which is incorporated herein as Exhibit 7 (the "BEI WARRANT"). The BEI Warrant entitles BEI to purchase an aggregate of 730,720 shares of INCSTAR Common Stock, or approximately 5% of the INCSTAR Common Stock now issued and outstanding. The BEI Warrant is exercisable at any time in whole or in part by BEI, so long as BEI owns at least 45% of the shares of Common Stock of INCSTAR outstanding, for a period of 10 years ending December 12, 1999 at an exercise price equal to the average of the daily closing prices per share of Common Stock of INCSTAR for the 20-day period ending ten days prior to the date of exercise. Accordingly, BEI may be deemed to be the beneficial owner of an additional 730,720 shares of Common Stock of INCSTAR issuable upon the exercise of the BEI Warrant.

   INCSTAR has advised BEI that as of December 13, 1989, 14,251,018 shares of INCSTAR Common Stock were issued and outstanding. Accordingly, the 8,181,816 shares of Common Stock of INCSTAR which BEI beneficially owns would represent 54.61% of the outstanding shares of Common Stock of INCSTAR if the BEI Warrant were exercised. Other than its initial acquisition of 7,451,096 shares of Common Stock of INCSTAR on December 13, 1989, BEI has not effected any transactions in the Common Stock of INCSTAR.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   The prior Item 6 is replaced in its entirety with the following:

   On December 13, 1989, BEI and INCSTAR entered into a Purchase Rights Agreement, which is incorporated herein as Exhibit 8 (the "PURCHASE RIGHTS AGREEMENT"). Under the Purchase Rights Agreement, BEI may purchase additional shares of Common Stock of INCSTAR or shares of other capital stock of INCSTAR. Generally, in the event that INCSTAR issues or sells any shares of, or rights to acquire, capital stock of INCSTAR to parties other than BEI, BEI is entitled to purchase, at the offering price thereof, from INCSTAR, such number of shares of capital stock of INCSTAR to enable BEI to maintain its then existing ownership position. To the extent there is a change in the number of issued and outstanding shares of Common Stock of INCSTAR which would dilute BEI's ownership position, BEI may exercise its purchase right to preserve its then existing ownership position in the Common Stock of INCSTAR. The Purchase Rights Agreement remains in effect for so long as BEI owns at least 45% of the outstanding Common Stock of INCSTAR.

   As of December 13, 1989, INCSTAR has made available 700,000 shares of INCSTAR Common Stock under the INCSTAR 1989 Stock Option Plan from which options to purchase an aggregate of 386,000 shares have been granted. BEI would thus be entitled under the Purchase Rights Agreement to purchase up to 386,000 shares of INCSTAR Common Stock should these options be exercised.

   Pursuant to the terms of a Put Option Agreement, a form of which is incorporated herein as Exhibit 9 (the "PUT OPTION AGREEMENT"), on December 13, 1989 BEI granted to certain executives of Clinical and INCSTAR the right to require BEI to purchase up to an aggregate of 466,224 shares of INCSTAR Common Stock issued to such executives upon the exercise of outstanding stock options held by such executives as of June 22, 1989 (the "OPTION SHARES") for a purchase price of $4.50 per Option Share (the "OPTION"). The Option may be exercised by the grantee thereof from July 1, 1990 to June 30, 1991.

Item 7.   Material to be filed as Exhibits.

   The following are deemed to be filed as exhibits to this Amendment:

   1. AMENDED AND RESTATED STOCK PURCHASE AGREEMENT between BEI and INCSTAR as of October 23, 1989. [Incorporated by reference to Appendix B to the Joint Proxy Statement contained in INCSTAR's Form S-4 Registration Statement, File No. 33-30785, as amended.]

   2. AMENDED AND RESTATED MERGER AGREEMENT between Clinical and INCSTAR dated as of October 23, 1989. [Incorporated by reference to Appendix A to the Joint Proxy Statement contained in INCSTAR's Form S-4 Registration Statement, File No. 33-30785, as amended.]

   3.   PRESS RELEASE dated December 13, 1989.

   4. DISTRIBUTORSHIP AGREEMENT between Sorin, as manufacturer and INCSTAR as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by BEI on August 3, 1989.]

   5. DISTRIBUTORSHIP AGREEMENT between INCSTAR as manufacturer and Sorin as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by BEI on August 3, 1989.]

   6. TECHNOLOGY TRANSFER AGREEMENT between Sorin as innovator and INCSTAR as recipient dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by BEI on August 3, 1989.]

   7.   WARRANT issued by INCSTAR in favor of BEI dated December 13, 1989.

   8.   PURCHASE RIGHTS AGREEMENT between BEI and INCSTAR dated December 13,
        1989.

   9. FORM OF PUT OPTION AGREEMENT between BEI and certain officers of Clinical and INCSTAR dated as of December 13, 1989.

                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1989        BIOENGINEERING INTERNATIONAL B.V.



                                 By: /S/     ENNIO DENTI
				    -----------------------------
                                    Ennio Denti,
                                    Authorized Representative

                                EXHIBIT INDEX


EXHIBIT NO.                                                            PAGE

1       AMENDED AND RESTATED STOCK PURCHASE AGREEMENT                    __
        between BEI and INCSTAR as of October 23, 1989. [Incorporated by reference to Appendix
        B to the Joint Proxy Statement contained in INCSTAR's Form S-4 Registration Statement,
        File No. 33-30785, as amended.]

2       AMENDED AND RESTATED MERGER AGREEMENT between                    __
        Clinical and INCSTAR dated as of October 23, 1989. [Incorporated herein by reference to Appendix A the Joint Proxy Statement contained in INCSTAR's to Form S-4 Registration Statement,
        File No. 33-30785, as amended.]

3       PRESS RELEASE dated December 13, 1989                            11

4       DISTRIBUTORSHIP AGREEMENT between Sorin,                         __
        as manufacturer and INCSTAR as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 3 to Amendment No.
        1 to Schedule 13D filed by BEI on August 3,
        1989.]

5       DISTRIBUTORSHIP AGREEMENT between INCSTAR as                     __
        manufacturer and Sorin as distributor dated
        December 13, 1989. [Incorporated herein by reference to Exhibit No. 3 to Amendment No.
        1 to Schedule 13D filed by BEI on August 3,
        1989.]

6       TECHNOLOGY TRANSFER AGREEMENT between Sorin as                   __
        innovator and INCSTAR as recipient dated
        December 13, 1989. [Incorporated herein by reference to Exhibit No. 3 to Amendment No.
        1 to Schedule 13D filed by BEI on August 3,
        1989.]

7       WARRANT issued by INCSTAR in favor of BEI                        15
        dated December 13, 1989.

8       PURCHASE RIGHTS AGREEMENT between BEI                            32
        and INCSTAR dated December 13, 1989.

9       FORM OF PUT OPTION AGREEMENT between BEI and                     44
        certain officers of Clinical and INCSTAR dated as of December 13, 1989.

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                            INCSTAR CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                453370 10 8
                              (CUSIP Number)


                     Bioengineering International B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland

               ATTENTION: DR. ENNIO DENTI 011-39-161-487418
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           One Riverfront Plaza
                         Newark, New Jersey  07102
                              (201) 643-7000

                            SEPTEMBER 28, 1990
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

The Exhibit Index required by Rule 0-3(c) is located on page 13 of this filing.

                 CUSIP NO. 453370 10 8                            13D                           		PAGE 2 OF 16 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SNIA BPD S.P.A.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 ITALY


 NUMBER OF SHARES             7    	SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON       		-0-
         WITH
                              8       	SHARED VOTING POWER

                                     	8,190,738

                              9       	SOLE DISPOSITIVE POWER

                             		-0-

                             10       	SHARED DISPOSITIVE POWER

                                     	8,190,738


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,921,450

	12  	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

        13  	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                54.16%

        14      TYPE OF REPORTING PERSON*

                CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP NO. 453370 10 8                            13D                           				PAGE 3 OF 16 PAGES

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
														    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS



 NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON              -0-
         WITH

                            8       SHARED VOTING POWER

                                    8,190,738

                            9       SOLE DISPOSITIVE POWER

                                    -0-

                           10       SHARED DISPOSITIVE POWER

                                    8,190,738



       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,921,458

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.16%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


         CUSIP NO. 453370 10 8                            13D                           			PAGE 4 OF 16 PAGES


        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SORIN BIOMEDICA S.P.A.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 ITALY



 NUMBER OF SHARES            7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	-0-
         WITH
                             8       	SHARED VOTING POWER

                                     	8,190,738

                             9       	SOLE DISPOSITIVE POWER

                                     	-0-

                            10       	SHARED DISPOSITIVE POWER

                                     	8,190,738


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,921,458

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.16%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D
                           Amendment No. 4

        This Amendment No. 4 is filed on behalf of Bioengineering
International B.V., a Netherlands corporation and its affiliates. This Amendment No. 4 amends and supplements the initial Schedule 13D filed June 30, 1989; as amended by Amendment No. 1 filed August 3, 1989; Amendment No. 2 filed August 4, 1989 and Amendment No. 3 filed December 26, 1989.

Item 1.  SECURITY AND ISSUER.

        No material change.

Item 2.  IDENTITY AND BACKGROUND.

        The prior Item 2 is replaced in its entirety with the following:

        Bioengineering International B.V., a Netherlands corporation ("BEI") has its principal offices at St. Pietershal-steeg 5, 1012 GL Amsterdam, Holland. BEI is a holding company with various subsidiaries with operations in various medical specialties industries, two of which are the Company and Sorin Biomedica S.p.A., an Italian corporation ("SORIN") with its principal offices at Via Crescentino, 13040 Saluggia (VC) Italy. BEI is a majority shareholder of Sorin with the remaining shares of Sorin publicly held and traded on the Milan Borsa. BEI itself is a wholly-owned subsidiary of SNIA BPD S.p.A., an Italian corporation ("SNIA") with its principal offices at Via Borgonuovo, 14 Milan, Italy. SNIA in turn is controlled by FIAT S.p.A., an Italian corporation ("FIAT") which heads a world-wide industrial organization of companies (the "FIAT GROUP"). The remaining shares of SNIA not owned by the FIAT Group are publicly held and traded on the Milan Borsa. FIAT's capital stock is traded on several of the world's major exchanges and maintains trading in American Depositary Receipts on the New York Stock Exchange.

        SNIA's bioengineering subsector consists of BEI, Sorin, the Company and other subsidiaries and has operations located in the European Economic Community, Switzerland, Brazil, Argentina and the United States and develops, manufactures and distributes immunodiagnostic and radiopharmaceutical products, pacemakers, cardiac valves and oxygenators and hemodialysis products on a worldwide basis.

        SNIA, BEI, Sorin and the other members of the SNIA's bioengineering subsector other than the Company are hereinafter referred to as the "BIOENGINEERING SUBSECTOR."

        During the last five years, no member of the Bioengineering Subsector has been convicted in any criminal proceeding nor have any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which anyone of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of the United States or which has found to be in any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        In December 1989, the Bioengineering Subsector purchased 1,881,235 shares of Class A Convertible Preferred Stock (the "PREFERRED SHARES") of the Company pursuant to the Amended and Restated Stock Purchase Agreement dated as of October 23, 1989, incorporated herewith as EXHIBIT 1 (the "STOCK PURCHASE AGREEMENT"). The acquisition price was $27,101,070.00 or $14.406 per Preferred Share. Subsequently, these Preferred Shares were converted into 3,762,470 shares of Company Common Stock. The source of funds for this acquisition was intra-company borrowings from within the FIAT Group.

        In December 1989, the Bioengineering Subsector acquired an additional 3,688,626 shares of Company Common Stock pursuant to the Amended and Restated Plan and Agreement of Merger dated as of October 23, 1989, incorporated herewith as EXHIBIT 2 (the "MERGER AGREEMENT"). At that time, 4,205,000 shares of Common Stock of Clinical Sciences Inc., a Delaware corporation ("CLINICAL") held by the Bioengineering Subsector were converted into Company Common Stock at a conversion ratio of 0.8772 of Company Common Stock for each share of Clinical Common Stock. The closing sale price of the Clinical Common Stock was $4.00 per share on the last full trading day preceding the first public announcement of the foregoing business combination.

        In December 1989, the Bioengineering Subsector granted to certain executives of Clinical and the Company the right to require the Bioengineering Subsector to purchase an aggregate of up to 466,224 shares of Company Common Stock from such executives (the "OPTION SHARES") for a purchase price of $4.50 per Option Share (the "OPTION") pursuant to the terms of a Put Option Agreement, a form of which is incorporated herewith as EXHIBIT 3 (the "PUT OPTION AGREEMENT"). The Option could be exercised by an individual executive from July 1, 1990 to June 30, 1991. Since July 1, 1990 the Bioengineering Subsector has purchased a total of 88,860 Option Shares from two such executives under the Put Option Agreement who were no longer actively employed by the Company. The source of funds for this acquisition was intra-company borrowings from within the FIAT Group.

        In December 1989, the Bioengineering Subsector and the Company entered into a Purchase Rights Agreement, incorporated herewith as EXHIBIT 4 (the "PURCHASE RIGHTS AGREEMENT"). Under the Purchase Rights Agreement, the Bioengineering Subsector may purchase additional shares of Company Common Stock or shares of other Company capital stock generally, whenever and to the extent there is a change in the number of issued and outstanding shares of Company Common Stock which would dilute the Bioengineering Subsector's ownership position, the Bioengineering Subsector may exercise its purchase rights at the offering price thereof to preserve its then existing ownership position in the Company's Common Stock. The Purchase Rights Agreement remains in effect for so long as the Bioengineering Subsector owns at least 45% of the issued and outstanding Company Common Stock.

        In September 1990, the Company entered into an asset purchase agreement with Baxter International, Inc. providing for the purchase by the Company of certain assets of Baxter's Clinical Assays business unit. Part of the consideration paid by the Company to Baxter for these assets consisted of 600,000 shares of the Company's Common Stock. In order to enable the Bioengineering Subsector to maintain its percentage ownership of the Company after this transaction, the Bioengineering Subsector purchased 650,782 shares of Company Common Stock at $4.50 per share for an aggregate purchase price of $2,928,519 pursuant to the Purchase Rights Agreement.

Item 4. PURPOSE OF TRANSACTION.

        The prior item is replaced in its entirety with the following:

        The Bioengineering Subsector's purpose for its investment in the Company is to create and develop a majority-owned investment in a United States based company which has operations in a field related to the Bioengineering Subsector's biological products business. To effectuate that purpose, the Bioengineering Subsector acquired majority ownership of the Company, a Minnesota based manufacturer of immunodiagnostic test kits in December 1989.

        Upon the Bioengineering Subsector's acquisition of majority ownership of the Company, Sorin and the Company entered into (i) two Distributorship Agreements, which are incorporated herewith as EXHIBIT 5 and EXHIBIT 6, respectively; and (ii) the Technology Transfer Agreement, which is incorporated herewith as EXHIBIT 7.

        The Bioengineering Subsector intends, subject to a continuing review of (i) the Company's business prospects; (ii) general economic conditions; and (iii) other relevant factors and consistent with its existing contractual obligations regarding the Company; to take any or all such action as it may deem appropriate to maintain its investment and percentage ownership interest in the Company.

        Except as set forth herein, the Bioengineering Subsector has no present plans or proposals which would relate to or result in:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction involving the Company or any of its subsidiaries;

        (c) A sale of transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of the Company other than the election by the Bioengineering Subsector of its representatives to constitute a majority of the Company's Board of Directors;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Any material change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person other than the Bioengineering Subsector;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)  Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The prior Item 5 is replaced in its entirety with the following:

        As a result of the transactions described in Item 4, the Bioengineering Subsector is at present the record and beneficial owner of an aggregate of 8,190,738 issued and outstanding shares of Company Common Stock with respect to which it has sole voting and disposition power.

        In December 1989, the Company issued to the Bioengineering Subsector a warrant which entitles the Bioengineering Subsector to purchase an aggregate of 730,720 shares of Company Common Stock, or approximately 5% of the Company Common Stock now issued and outstanding. The warrant is incorporated herewith as EXHIBIT 8 (the "WARRANT"). The Warrant is exercisable at any time through December 1999 in whole or in part by the Bioengineering Subsector, so long as the Bioengineering Subsector owns at least 45% of the shares of Company Common Stock outstanding. The Warrant may be exercised at a price equal to the average of the daily closing prices per share of Company Common Stock for the 20-day period ending ten days prior to the date of exercise. Accordingly, the Bioengineering Subsector may be deemed to be the beneficial owner of an additional 730,720 shares of Company Common Stock issuable upon the exercise of the Warrant.

        The Company has advised the Bioengineering Subsector that as of September 28, 1990 there were approximately 15,743,853 shares of Company Common Stock issued and outstanding. Accordingly, the 8,921,458 shares of Company Common Stock which the Bioengineering Subsector beneficially owns would represent approximately 54.16% of the outstanding shares of Company Common Stock if the Warrant were exercised in full. Other than the transactions described in Items 3 and 4, the Bioengineering Subsector has not effected any other transactions in the Company's Common Stock in the last sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         WITH RESPECT TO SECURITIES OF THE ISSUER.

        The prior Item 6 is replaced in its entirety with the following:

   The Company's Proxy 1990 Statement reports that the Company has made available for issuance options for an aggregate of 700,000 shares of Company Common Stock under the Company's 1989 Stock Option Plan and has reserved for issuance an additional 300,000 shares of Company Common Stock under the Company's 1990 Employee Stock Purchase Plan. Accordingly, the Bioengineering Subsector would be entitled under the Purchase Rights Agreement to purchase additional shares of Company Common Stock under the Company's 1990 Employee Stock Purchase Plan. Accordingly, the Bioengineering Subsector would be entitled under the Purchase Rights Agreement to purchase additional shares of Company Common Stock to the extent additional shares of Company Common Stock are actually issued to third parties pursuant to these two Plans so as to maintain the Bioengineering Subsector's percentage ownership in the Company as measured on an issued and outstanding basis.

   Certain FIAT Group and Bioengineering Subsector executive officers have previously served as on the Board of Directors of the Company and its predecessors and continue to do so. For their services rendered as directors, these individuals have been granted and now hold options for an aggregate of 96,144 shares of Company Common Stock, a schedule of which is set forth in EXHIBIT 9 hereto.

 Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

        The following are deemed to be filed as exhibits to this Amendment:

   1. AMENDED AND RESTATED STOCK PURCHASE AGREEMENT between BEI and the Company dated as of October 23, 1989. [Incorporated by reference to Appendix B to the Joint Proxy Statement contained in the Company's Form S-4 Registration Statement, File No. 33-30785, as amended.]

   2. AMENDED AND RESTATED MERGER AGREEMENT between Clinical and the Company dated as of October 23, 1989. [Incorporated herein by reference to Appendix A to the Joint Proxy Statement contained in the Company's Form S-4 Registration Statement, File No. 33-30785, as amended.]

   3. FORM OF PUT OPTION AGREEMENT between the Bioengineering Subsector and certain officers of Clinical and the Company dated as of December 13, 1989. [Incorporated herein by reference to Exhibit No. 9 to Amendment No. 3 to Schedule 13D filed by the
        Bioengineering Subsector on December 26, 1989.]

   4. PURCHASE RIGHTS AGREEMENT between the Bioengineering Subsector and the Company dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 8 to Amendment No. 3 to Schedule 13D filed by the Bioengineering Subsector on December 26, 1989.]

   5. DISTRIBUTORSHIP AGREEMENT between Sorin, as manufacturer and the Company as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit E of Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by the Bioengineering Subsector on August 3, 1989.]

   6. DISTRIBUTORSHIP AGREEMENT between the Company as manufacturer and Sorin as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit F of Exhibit No. 3 to Amendment No. 1 to
        Schedule 13D filed by the Bioengineering Subsector on August 3,
        1989.]

   7. TECHNOLOGY TRANSFER AGREEMENT between Sorin as innovator and the Company as recipient dated December 13, 1989. [Incorporated herein by reference to Exhibit G of Exhibit No. 3 to Amendment No. 1 to
        Schedule 13D filed by the Bioengineering Subsector on August 3,
        1989.]

   8. WARRANT issued by the Company in favor of the Bioengineering Subsector dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 7 to Amendment No. 3 to Schedule 13D filed by the Bioengineering Subsector on December 26, 1989.]

   9. SCHEDULE OF CERTAIN FIAT GROUP OFFICERS who have been Company directors and beneficially own Company Common Stock.

   10. CERTIFICATE OF AUTHORITY of Dr. Ennio Denti to act as an authorized representative of BEI.
        [Incorporated by reference to the Certificate of Authority filed by the Bioengineering Subsector as part of the initial Schedule 13D filed June 30, 1989.]

                              SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  OCTOBER 5, 1990     BIOENGINEERING INTERNATIONAL B.V.



                            By: /S/ ENNO DENTI
			       --------------------------
                               Dr. Enno Denti, Authorized
                               Representative

                            EXHIBIT INDEX


EXHIBIT NO.                                                     	   PAGE

        1    AMENDED AND RESTATED STOCK PURCHASE AGREEMENT        	   --
             between BEI and the Company dated as of October 23, 1989. [Incorporated by reference to Appendix B to the Joint Proxy Statement contained in INCSTAR's Form S-4 Registration Statement, File No. 33-30785, as amended.]

        2    AMENDED AND RESTATED MERGER AGREEMENT between        	   --
             Clinical and the Company dated as of October 23, 1989. [Incorporated herein by reference to Appendix A the Joint
             Proxy Statement contained in INCSTAR's to Form S-4
             Registration Statement, File No. 33-30785, as amended.]

        3    FORM OF PUT OPTION AGREEMENT between the Subsector   --
             Bioengineering and certain officers of Clinical and the Company dated as of December 13, 1989. [Incorporated herein by reference to Exhibit No. 9 to Amendment No. 3 to Schedule 13D filed by BEI on December 26, 1989.]

        4    PURCHASE RIGHTS AGREEMENT between the Bioengineering          --
             Subsector and the Company dated December 13, 1989.
             [Incorporated herein by reference to Exhibit 8 to Amendment
             No. 3 to Schedule 13D filed by BEI on December 26, 1989.]

        5    DISTRIBUTORSHIP AGREEMENT between Sorin,                      --
             as manufacturer and the Company as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit E to Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by BEI on August 3, 1989.]

        6    DISTRIBUTORSHIP AGREEMENT between the Company as              --
             manufacturer and Sorin as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit F to Exhibit No.
             3 to Amendment No. 1 to Schedule 13D filed by BEI on August 3,
             1989.]

        7    TECHNOLOGY TRANSFER AGREEMENT between Sorin as                --
             innovator and the Company as recipient dated December 13, 1989. [Incorporated herein by reference to Exhibit G to Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by BEI on August 3, 1989.]

        8    WARRANT issued by the Company in favor of the                 --
             Bioengineering Subsector dated December 13, 1989.
             [Incorporated herein by reference to Exhibit No. 7 to Amendment No. 3 to Schedule 13D filed by BEI on December 26, 1989.]

        9 SCHEDULE OF CERTAIN FIAT GROUP OFFICERS who have been Company directors and beneficially own Company Common 15 Stock.

        10   CERTIFICATE OF AUTHORITY of Dr. Ennio Denti to act            --
             as an authorized representative of BEI. [Incorporated by reference to the Certificate of Authority filed by the Bioengineering Subsector as part of the initial Schedule 13D filed June 30, 1989.]

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                            INCSTAR CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                453370 10 8
                              (CUSIP Number)


                     Bioengineering International B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland

               ATTENTION: DR. ENNIO DENTI 011-39-161-487418
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           One Riverfront Plaza
                         Newark, New Jersey  07102
                              (201) 643-7000

                              JUNE 11, 1991
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

The Exhibit Index required by Rule 0-3(c) is located on page 10 of this filing.

                 CUSIP NO. 453370 10 8                            13D                           		PAGE 2 OF 22 PAGES

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SNIA BPD S.P.A.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 ITALY

 NUMBER OF SHARES            7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	-0-
         WITH
                             8       	SHARED VOTING POWER

                                     	8,262,624

                             9       	SOLE DISPOSITIVE POWER

                                     	-0-
                            10       	SHARED DISPOSITIVE POWER

                                     	8,262,624


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,993,344

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 56.4%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        CUSIP NO. 453370 10 8                            13D                           				PAGE 3 OF 22 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES          7          	SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	-0-
         WITH
                           8       	SHARED VOTING POWER

	                                8,262,624

			   9       	SOLE DISPOSITIVE POWER

                                     	-0-

                           10       	SHARED DISPOSITIVE POWER

                                     	8,262,624

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,993,344

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 56.4%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


             CUSIP NO. 453370 10 8                            13D                           			PAGE 4 OF 22 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SORIN BIOMEDICA S.P.A.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 ITALY


 NUMBER OF SHARES      		7           SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	    -0-
         WITH
                                8           SHARED VOTING POWER

                                     	    8,262,624

                                9           SOLE DISPOSITIVE POWER

                                     	    -0-

                               10           SHARED DISPOSITIVE POWER

                                     	    8,262,624


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,993,344

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 56.4%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 CUSIP NO. 453370 10 8                            13D                           		PAGE 5 OF 22 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOFIN HOLDING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
														    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
															<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS

 NUMBER OF SHARES            7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 	-0-
         WITH
                             8       	SHARED VOTING POWER

                                     	8,262,624

                             9       	SOLE DISPOSITIVE POWER

                                     	-0-

                            10       	SHARED DISPOSITIVE POWER

                                     	8,262,624

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,993,344

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 56.4%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D
                          Amendment No. 5

        This Amendment No. 5 is filed on behalf of Bioengineering
International B.V., a Netherlands corporation and its affiliates. This Amendment No. 5 amends and supplements the initial Schedule 13D filed June 30, 1989; as amended by Amendment No. 1 filed August 3, 1989; Amendment No. 2 filed August 4, 1989; Amendment No. 3 filed December 26, 1989 and Amendment No. 4 filed October 10, 1990.

Item 1.  SECURITY AND ISSUER.

        No material change.

Item 2.  IDENTITY AND BACKGROUND.

        The prior Item 2 is replaced in its entirety with the following:

        Bioengineering International B.V., a Netherlands corporation ("BEI") has its principal offices at St. Pietershalsteeg 5, 1012 GL Amsterdam, Holland. BEI is a holding company with various direct and indirect holding and operating subsidiaries with operations in various medical specialties industries, three of which are the Company, Sorin Biomedica S.p.A., an Italian corporation ("SORIN") with its principal offices at Via Crescentino, 13040 Saluggia (VC) Italy and Biofin Holding International B.V., a Netherlands intermediary holding company ("BIOFIN") with its principal offices at Locatellikade 1, Amsterdam, Holland. BEI continues to be the majority shareholder of Sorin with the remaining shares of Sorin publicly held and traded on the Milan Borsa. In May 1991, BIOFIN (formerly known as FIATIMPRESIT B.V.) was acquired by BEI as a wholly-owned intermediary holding company with a nominal capitalization and BEI's equity interests in the Company were transferred to BIOFIN.

        BEI itself if a wholly-owned subsidiary of SNIA BPD S.p.A., an Italian corporation ("SNIA") with its principal offices at Via Borgonuovo, 14 Milan, Italy. SNIA in turn is controlled by FIAT S.p.A., an Italian corporation ("FIAT") which heads a worldwide industrial organization of companies (the "FIAT GROUP"). The remaining shares of SNIA not owned by the FIAT Group are publicly held and traded on the Milan Borsa. FIAT's capital stock is traded on several of the world's major exchanges and maintains trading in American Depositary Receipts on the New York Stock Exchange. The principal offices of FIAT are at Corso Marconi 20, Turino, Italy.

        SNIA's bioengineering subsector consists of BEI, Sorin, BIOFIN, the Company and other subsidiaries and has operations located in the European Economic Community, Switzerland, Brazil, Argentina and the United States and develops, manufactures and distributes immunodiagnostic and radiopharmaceutical products, pacemakers, cardiac valves and oxygenators and hemodialysis products on a worldwide basis.

        SNIA, BEI, Sorin, BIOFIN and the other members of the SNIA's bioengineering subsector other than the Company are hereinafter referred to as the "BIOENGINEERING SUBSECTOR".

        In May 1991, pursuant to an internal realignment of the Bioengineering Subsector, BEI transferred its equity interests in BIOFIN to Sorin. BIOFIN is thus a wholly-owned subsidiary of Sorin and remains an indirect subsidiary of BEI.

        During the last five years, no member of the Bioengineering Subsector has been convicted in any criminal proceeding nor have any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which anyone of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of the United States or which has found to be in any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The prior Item 3 information is supplemented as follows:

        In May 1991, the record title to the shares of Company Common Stock and all right, title and interest in the Purchase Rights Agreement, the Put Option Agreements and the Warrant (as defined in Item 5) were transferred within the Bioengineering Subsector from BEI to BIOFIN and BIOFIN itself was internally realigned from being a direct subsidiary of BEI, a holding company, to that of a direct subsidiary to Sorin, an operating company, in consideration of which Sorin paid to BEI One Hundred Million Dutch Florins (DLG 100,000,000). A copy of the transfer documentation of the foregoing is incorporated herewith as EXHIBIT 1. The source of funds for this transfer was a public sale of Sorin shares by Sorin in which BEI as Sorin's majority shareholder fully participated based on its majority ownership interest in Sorin.

        During the 1990 calendar year the Company issues 65,786 shares of Company Common Stock to its employees at an average price of $2.23 per share pursuant to an employee stock ownership plan. Under the Purchase Rights Agreement, the Bioengineering Subsector became entitled to purchase 71,886 shares of Company Common Stock at $2.23 per share to maintain its ownership interest in the Company (the "1990 PURCHASE RIGHTS OPTION"). In June 1991, the Bioengineering Subsector exercised the 1990 Purchase Rights Option in full. The source of funds for this acquisition was intra-company funds of the FIAT Group.


Item 4. PURPOSE OF TRANSACTION.

        The prior Item 4 information is supplemented as follows:

        In May 1991, the Bioengineering Subsector internally realigned its ownership interest in the Company from BEI, a holding company, to Sorin, an operating company.

        The Bioengineering Subsector intends, subject to a continuing review of (i) the Company's business prospects; (ii) general economic conditions; and (iii) other relevant factors and consistent with its existing contractual obligation regarding the Company; to take any or all such action as it may deem appropriate to maintain its investment and majority ownership interest in the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The prior Item 5 information is supplemented as follows:

        As a result of the transactions described in Item 4, prior to giving any effect to the Warrant, the Bioengineering Subsector is at present the record and beneficial owner of an aggregate of 8,262,624 issued and outstanding shares of Company Common Stock with respect to which it has sole voting and disposition power.

        The Company has advised the Bioengineering Subsector that as of May 10, 1991 there were approximately 15,865,289 shares of Company Common Stock issued and outstanding prior to the exercise of the 1990 Purchase Rights Option. Accordingly, the 8,993,344 shares of Company Common Stock which the Bioengineering Subsector beneficially owns would represent approximately 56.4% of the outstanding shares of Company Common Stock if the Warrant were exercised in full. Other than the transactions described in Items 3 and 4, the Bioengineering Subsector has not effected any other transactions in the Company's Common Stock in the last sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
        WITH RESPECT TO SECURITIES OF THE ISSUER.

        No material change

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

        The following is deemed to be filed as an exhibit to this
Amendment:

   1.   AGREEMENT between BEI and BIOFIN dated May 24, 1991, DLG
        100,000,000 promissory note dated May 24, 1991 (which was paid in full at May 31, 1991) and stock power dated May 31, 1991.

                             SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  JUNE 11     , 1991    BIOENGINEERING INTERNATIONAL B.V.



                              By: /S/ ENNIO DENTI
				 ---------------------------
                                 Dr. Ennio Denti, Authorized
                                 Representative

                             EXHIBIT INDEX


EXHIBIT NO.                                                      	PAGE


     1.   AGREEMENT between BEI and BIOFIN dated May 24, 1991,     	11
          DLG 100,000,000 promissory note dated May 24, 1991 (which was paid in full at May 31, 1991) and stock power dated May 31, 1991.

                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                            INCSTAR CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                453370 10 8
                              (CUSIP Number)


                     Bioengineering International B.V.
                           St. Pietershalsteeg 5
                        1012 GL Amsterdam, Holland

               ATTENTION:  EZIO GARIBALDI 011-39-161-487311
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            - with copies to -
                        Stanley U. North, III, Esq.
        Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                           One Riverfront Plaza
                         Newark, New Jersey  07102
                              (201) 643-7000

                              MARCH 12, 1993
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<square>.

No exhibits are filed with this Amendment No. 6.

                 CUSIP NO. 453370 10 8                            13D                           		PAGE 2 OF 10 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SNIA BPD S.P.A.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 ITALY


 NUMBER OF SHARES       	7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON          	   -0-
         WITH
                                8          SHARED VOTING POWER

                                           8,463,600

                                9          SOLE DISPOSITIVE POWER

                                           -0-

                               10          SHARED DISPOSITIVE POWER

                                           8,463,000


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,194,320

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.20%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 CUSIP NO. 453370 10 8                            13D                           		PAGE 3 OF 10 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOENGINEERING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A)<check box>
                                                                                                                (B)<square>

        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES       	7  	SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	-0-
         WITH
                             	8       SHARED VOTING POWER

                                	8,463,600

                             	9       SOLE DISPOSITIVE POWER

                                     	-0-

                            	10      SHARED DISPOSITIVE POWER

                                     	8,463,600


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,194,320

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.20%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 CUSIP NO. 453370 10 8                            13D                           		PAGE 4 OF 10 PAGES

        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SORIN BIOMEDICA S.P.A.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 ITALY



 NUMBER OF SHARES      		7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	-0-
         WITH
                             	8       SHARED VOTING POWER

                                     	8,463,600

                             	9       SOLE DISPOSITIVE POWER

                                	-0-

	                       10       SHARED DISPOSITIVE POWER

                                     	8,463,600


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,194,320

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.20%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP NO. 453370 10 8                            13D                           			PAGE 5 OF 10 PAGES
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BIOFIN HOLDING INTERNATIONAL B.V.

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (A)<check box>
                                                                                                                    (B)<square>
        3        SEC USE ONLY


        4        SOURCE OF FUNDS*

                 WC/00

        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
														<square>

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS


 NUMBER OF SHARES           7           SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON               	-0-
         WITH
                            8       	SHARED VOTING POWER

                            	         8,463,600

                            9       	SOLE DISPOSITIVE POWER

                                     	-0-

                            10       	SHARED DISPOSITIVE POWER

                                     	8,463,600

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,194,320

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														<square>

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 54.20%

       14        TYPE OF REPORTING PERSON*

                 CO


                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
                               Amendment No. 6

   This Amendment No. 6 is filed on behalf of Bioengineering International B.V., a Netherlands corporation and its affiliates. This Amendment No. 6 amends and supplements the initial Schedule 13D filed June 30, 1989; as amended by Amendment No. 1 filed August 3, 1989; Amendment No. 2 filed August 4, 1989; Amendment No. 3 filed December 26, 1989; Amendment No. 4 filed October 10, 1990 and Amendment No. 5 filed June 1991.

Item 1.  SECURITY AND ISSUER.

   No material change.

Item 2.  IDENTITY AND BACKGROUND.

   The prior Item 2 is replaced in its entirety with the following:

   Bioengineering International B.V., a Netherlands corporation ("BEI") has its principal offices at St. Pietershalsteeg 5, 1012 GL Amsterdam, Holland. BEI is a holding company with various subsidiaries with operations in various medical specialties industries, two of which are the Company and Sorin Biomedica S.p.A., an Italian corporation ("SORIN") with its principal offices at Via Crescentino, 13040 Saluggia (VC) Italy. BEI is a majority shareholder of Sorin with the remaining shares of Sorin publicly held and traded on the Milan Borsa. Sorin has a wholly owned subsidiary Biofin Holding International B.V., a Netherlands corporation ('BIOFIN") with offices at Locatellikade 1, Amsterdam, Holland which holds the reported shares of the Company of record.

   BEI itself is a wholly-owned subsidiary of SNIA BPD S.p.A., an Italian corporation ("SNIA BPD") with its principal offices at Via Borgonuovo, 14 Milan, Italy. SNIA BPD in turn is controlled by FIAT S.p.A., an Italian corporation ("FIAT") which heads a world-wide industrial organization of companies (the "FIAT GROUP"). The remaining shares of SNIA BPD not owned by the FIAT Group are publicly held and traded on the Milan Borsa. FIAT's capital stock is traded on several of the world's major exchanges and maintains trading in American Depositary Receipts on the New York Stock Exchange. The principal offices of FIAT are at Corso Marconi 20, Turino, Italy.

   SNIA BPD's bioengineering subsector consists of BEI, Sorin, Biofin, the Company and other subsidiaries and has operations located in the European Economic Community, Austria, Sweden, Switzerland, the United States, Canada, Brazil, Argentina, Australia and Japan and develops, manufactures and distributes immunodiagnostic and radiopharmaceutical products, pacemakers, cardiac valves and oxygenators and hemodialysis products on a worldwide basis.

   SNIA BPD, BEI, Sorin, Biofin and the other members of the SNIA BPD bioengineering subsector other than the Company are hereinafter referred to as the "BIOENGINEERING SUBSECTOR".

   During the last five years, no member of the Bioengineering Subsector has been convicted in any criminal proceeding nor have any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which anyone of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of the United States or which has found to be in any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Item 3 information is supplemented as follows:

   In December 1989, the Bioengineering Subsector and the Company entered into a Purchase Rights Agreement, incorporated herewith as EXHIBIT 4 (the "PURCHASE RIGHTS AGREEMENT"). Under the Purchase Rights Agreement, the Bioengineering Subsector may purchase additional shares of Company Common Stock or shares of other Company capital stock generally, whenever and to the extent there is a change in the number of issued and outstanding shares of Company Common Stock which would dilute the Bioengineering Subsector's ownership position. In such event, the Bioengineering Subsector may exercise its purchase rights at the offering price thereof to preserve its then existing ownership position in the Company's Common Stock. The Purchase Rights Agreement remains in effect for so long as the Bioengineering Subsector owns at least 45% of the shares of Company Common Stock outstanding.

   During the 1991 and 1992 calendar years, the Company issued 112,950 and 71,242 shares to third parties at an average price of $2.36 and $3.81 pursuant to previously granted stock option arrangements. Pursuant to the Purchase Rights Agreement, in order to maintain its ownership position in the Company, the Bioengineering Subsector purchased 123,381 and 77,595 shares of Company Common Stock at the same respective prices for an aggregate purchase price of $586,816.11. The source of funds for this acquisition was intra-company funds of the FIAT Group.

Item 4.  PURPOSE OF TRANSACTION.

   No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

   The prior Item 5 is replaced in its entirety with the following:

   As a result of the transactions described in Item 4, the Bioengineering Subsector is at present the record and beneficial owner of an aggregate of 8,463,600 issued and outstanding shares of Company Common Stock with respect to which it has sole voting and disposition power.
   In December 1989, the Company issued to the Bioengineering Subsector a warrant which entitles the Bioengineering Subsector to purchase an aggregate of 730,720 shares of Company Common Stock, or approximately 4.5% of the Company Common Stock now issued and outstanding. The warrant is incorporated herewith as EXHIBIT 8 (the "WARRANT"). The Warrant is exercisable at any time through December 1999 in whole or in part by the Bioengineering Subsector, so long as the Bioengineering Subsector owns at least 45% of the shares of Company Common Stock outstanding. The Warrant may be exercised at a price equal to the average of the daily closing prices per share of Company Common Stock for the 20-day period ending ten days prior to the date of exercise. Accordingly, the Bioengineering Subsector may be deemed to be the beneficial owner of an additional 730,720 shares of Company Common Stock issuable upon the exercise of the Warrant.

   The Company has advised the Bioengineering Subsector that there would be approximately 16,234,210 shares of Company Common Stock issued and outstanding as of the exercise of the 1992 Purchase Rights Option. Accordingly, the 9,194,320 shares of Company Common Stock which the Bioengineering Subsector beneficially owns would represent approximately 54.2% of the outstanding shares of Company Common Stock if the Warrant were exercised in full. Other than the transactions described in Items 3 and 4, the Bioengineering Subsector has not effected any other transactions in the Company's Common Stock in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with RESPECT TO SECURITIES OF THE ISSUER.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

   The following are deemed to be filed as exhibits to this Amendment:

   1. AMENDED AND RESTATED STOCK PURCHASE AGREEMENT between BEI and the Company dated as of October 23, 1989. [Incorporated by reference to Appendix B to the Joint Proxy Statement contained in the Company's Form S-4 Registration Statement, File No. 33-30785, as amended.]

   2. AMENDED AND RESTATED MERGER AGREEMENT between Clinical and the Company dated as of October 23, 1989. [Incorporated herein by reference to Appendix A to the Joint Proxy Statement contained in the Company's Form S-4 Registration Statement, File No. 33-30785, as amended.]

   3. FORM OF PUT OPTION AGREEMENT between the Bioengineering Subsector and certain officers of Clinical and the Company dated as of December 13, 1989. [Incorporated herein by reference to Exhibit No. 9 to Amendment No. 3 to Schedule 13D filed by the Bioengineering Subsector on December 26, 1989.]

     4. PURCHASE RIGHTS AGREEMENT between the Bioengineering Subsector and the Company dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 8 to Amendment No. 3 to Schedule 13D filed by the Bioengineering Subsector on December 26, 1989.]

   5. DISTRIBUTORSHIP AGREEMENT between Sorin, as manufacturer and the Company as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit E of Exhibit No. 3 to Amendment No. 1 to
        Schedule 13D filed by the Bioengineering Subsector on August 3, 1989.]

   6. DISTRIBUTORSHIP AGREEMENT between the Company as manufacturer and Sorin as distributor dated December 13, 1989. [Incorporated herein by reference to Exhibit F of Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by the Bioengineering Subsector on August 3, 1989.]

   7. TECHNOLOGY TRANSFER AGREEMENT between Sorin as innovator and the Company as recipient dated December 13, 1989. [Incorporated herein by reference to Exhibit G of Exhibit No. 3 to Amendment No. 1 to Schedule 13D filed by the Bioengineering Subsector on August 3, 1989.]

   8. WARRANT issued by the Company in favor of the Bioengineering Subsector dated December 13, 1989. [Incorporated herein by reference to Exhibit No. 7 to Amendment No. 3 to Schedule 13D filed by the Bioengineering Subsector on December 26, 1989.]

   9. SCHEDULE OF CERTAIN FIAT GROUP OFFICERS who have been Company directors and beneficially own Company Common Stock. [Incorporated herein by reference to Exhibit No. 8 to Amendment No. 4 to Schedule 13D filed by the Bioengineering Subsector in October 1990.]

   10. AGREEMENT BETWEEN BEI AND BIOFIN dated May 24, 1991, DLG 100,000,000 promissory note dated May 24, 1991 (which was paid in full at May 31, 1991) and stock power dated May 31, 1991. [Incorporated by reference to Exhibit No. 1 to Amendment No. 5 to Schedule 13D filed by the Bioengineering Sector in June 1991.]

                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March  16 , 1993         BIOENGINEERING INTERNATIONAL B.V.



                                 By: /S/ EZIO GARIBALDI
				    --------------------------
                                    Ezio Garibaldi, Authorized
                                    Representative